Press Release

FOR IMMEDIATE RELEASE

For More Information Contact:

Aberdeen Asset Management Inc.

Investor Relations

800-522-5465

InvestorRelations@aberdeenstandard.com

ABERDEEN EMERGING MARKETS EQUITY INCOME FUND, INC. ANNOUNCES

TENDER OFFER

(Philadelphia, May 11, 2018) - Aberdeen Emerging Markets Equity Income Fund, Inc. (the “Fund”) (NYSE American: AEF) announced today that the Board of Directors of the Fund approved a tender offer by the Fund to acquire, in exchange for cash, up to 32% of the Fund’s issued and outstanding shares at a price per share equal to 99% of the Fund’s net asset value per share as determined by the Fund on the next business day following the expiration date of the tender offer (the “Tender Offer”). The Tender Offer will commence on or about May 22, 2018 and will expire at 11:59 p.m. New York City time on June 19, 2018, unless otherwise extended.

The Tender Offer follows the consolidation of Aberdeen Emerging Markets Smaller Company Opportunities Fund, Inc. (“ABE”), Aberdeen Israel Fund, Inc. (“ISL”), Aberdeen Indonesia Fund, Inc. (“IF”), Aberdeen Latin America Equity Fund, Inc. (“LAQ”), Aberdeen Singapore Fund, Inc. (“SGF”), Aberdeen Greater China Fund, Inc. (“GCH”) and The Asia Tigers Fund, Inc. (“GRR”) into the Fund, which closed on April 27, 2018.

As previously announced, the Fund also anticipates making a special distribution, comprised of net realized capital gains. The capital gain distribution is currently estimated to represent approximately 9% of the Fund’s net assets  which, in combination with the tender offer, will represent an aggregate distribution of approximately 41%  of the consolidated Fund assets as of the reorganization closing date of April 27, 2018.  It is anticipated that the exact final amount of the capital gains distribution will be formally declared on June 4, 2018 and will be paid  on June 28, 2018 to shareholders of record on June 15, 2018, so that tendering shareholders who hold shares on the record date will be entitled to receive the distribution.

Important Information

This press release may contain statements regarding plans and expectations for the future that constitute forward-looking statements within the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact are forward-looking and can be identified by the use of words such as “may,” “will,” “expect,” “anticipate,” “estimate,” “believe,” “continue” or other similar words. Such forward-looking statements are based on the Fund’s current plans and expectations, and are subject to risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.

Additional information concerning such risks and uncertainties are contained in the Fund’s filings with the U.S. Securities and Exchange Commission (“SEC”).

The Tender Offer will be made, and the stockholders of the Fund will be notified, in accordance with the Securities Exchange Act of 1934, as amended, the Investment Company Act of 1940, as amended, and other applicable rules and regulations. This announcement is not an offer to purchase or a solicitation of an offer to purchase any securities of the Fund. The Tender Offer described in this announcement has not yet commenced. The Tender Offer will be made only by an Offer to Purchase and the related Letter of Transmittal and other documents which will be filed with the SEC as exhibits to a tender offer statement on Schedule TO. As soon as the Tender Offer commences, the Fund will file a tender offer statement with the SEC.

SHAREHOLDERS OF THE FUND SHOULD READ THESE DOCUMENTS BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Documents filed with the SEC are available to investors; free of charge, at the SEC’s website (http://www.sec.gov). Shareholders can also obtain copies of these documents, when available, free of charge, by contacting Aberdeen Asset Management, Inc., 1735 Market Street, 32nd Floor, Philadelphia, PA 19103, by calling 1-800-522-5465 toll-free or on the Internet at www.aberdeenaef.com. The Tender Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of shares in any jurisdiction in which making or accepting the offer would violate that jurisdiction’s laws.

Closed-end funds are traded on the secondary market through one of the stock exchanges. The Fund’s investment return and principal value will fluctuate so that an investor’s shares may be worth more or less than the original cost. Shares of closed-end funds may trade above (a premium) or below (a discount) the net asset value (NAV) of the fund’s portfolio. There is no assurance that the Fund will achieve its investment objective.

International investing entails special risk considerations, including currency fluctuations, lower liquidity, economic and political risks, and difference in accounting methods.

Aberdeen Standard Investments is a brand of the investment businesses of Aberdeen Asset Management and Standard Life Investments. In the United States, Aberdeen Standard Investments is the marketing name for the following affiliated, registered investment advisers: Aberdeen Asset Management Inc., Aberdeen Asset Managers Ltd., Aberdeen Asset Management Ltd., Aberdeen Asset Management Asia Ltd., Aberdeen Asset Capital Management, LLC, Standard Life Investments (Corporate Funds) Ltd., and Standard Life Investments (USA) Ltd.

If you wish to receive this information electronically, please contact: InvestorRelations@aberdeenstandard.com

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